Exhibit 99.1
[Letterhead of Netherland, Sewell & Associates, Inc.]

October 20, 2017

Mr. John McGinnis
Seneca Resources Corporation
1201 Louisiana Street, Suite 2600
Houston, Texas 77002

Dear Mr. McGinnis:

In accordance with your request, we have audited the estimates prepared by Seneca Resources Corporation (Seneca), as of September 30, 2017, of the proved reserves and future revenue to the Seneca interest in certain oil and gas properties located in the United States. It is our understanding that the proved reserves estimates shown herein constitute all of the proved reserves owned by Seneca. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and regulations of the SEC and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities-Oil and Gas. We completed our audit on October 20, 2017. This report has been prepared for Seneca's use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth Seneca's estimates of the net reserves and future net revenue, as of September 30, 2017, for the audited properties:

All Properties
	Net Reserves		Future Net Revenue (M$)
	Oil	Gas		Present Worth
Category	(MBBL)	(MMCF)	Total	at 10%

Proved Developed	29,799	1,363,102	2,698,295	1,366,140
Proved Undeveloped	408	610,018	656,183	243,533

Total Proved	30,207	1,973,120	3,354,478	1,609,672

Totals may not add because of rounding.

For the purposes of this audit, the properties were divided into sections for the East Coast and West Coast Divisions. The following table sets forth Seneca's estimates of the net reserves and future net revenue by division, as of September 30, 2017, for the audited properties:

All Properties – By Division
	Net Reserves		Future Net Revenue (M$)
	Oil	Gas		Present Worth
Division/Category	(MBBL)	(MMCF)	Total	at 10%

East Coast
Proved Developed	28	1,316,596	1,947,886	953,709
Proved Undeveloped	0	610,018	650,307	241,251

Total Proved	28	1,926,614	2,598,193	1,194,961

West Coast
Proved Developed	29,771	46,506	750,409	412,430
Proved Undeveloped	408	0	5,876	2,281

Total Proved	30,179	46,506	756,285	414,711

Totals may not add because of rounding.

In addition, the East Coast Division was further subdivided into sections for the Marcellus and Utica and Other Regions. The following table sets forth Seneca's estimates of the net reserves and future net revenue by region, as of September 30, 2017, for the audited East Coast Division properties:

East Coast Division – By Region
	Net Reserves		Future Net Revenue (M$)
	Oil	Gas		Present Worth
Region/Category	(MBBL)	(MMCF)	Total	at 10%

Marcellus
Proved Developed	0	1,249,167	1,861,528	910,717
Proved Undeveloped	0	456,101	515,736	221,041

Total Proved	0	1,705,268	2,377,264	1,131,758

Utica and Other
Proved Developed	28	67,429	86,358	42,992
Proved Undeveloped	0	153,917	134,570	20,210

Total Proved	28	221,346	220,928	63,202

The oil volumes shown include crude oil and condensate. Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

When compared on a lease-by-lease basis, some of the estimates of Seneca are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI). However, in our opinion the estimates shown herein of Seneca's reserves and future revenue are reasonable when aggregated at the proved level and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards. We are satisfied with the methods and procedures used by Seneca in preparing the September 30, 2017, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Seneca.

Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk. Seneca's estimates do not include probable or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

Prices used by Seneca are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period October 2016 through September 2017. For oil volumes, the average regional posted prices are adjusted by field for quality, transportation fees, and market differentials. For gas volumes, the average regional spot prices are adjusted by field for energy content, transportation fees, and market differentials. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $46.572 per barrel of oil and $2.404 per MCF of gas. By division, these average adjusted prices are $48.810 per barrel of oil and $2.368 per MCF of gas for the East Coast properties and $46.570 per barrel of oil and $3.893 per MCF of gas for the West Coast properties. Average index prices for each division are shown in the following table:

	Oil		Gas
	Pricing Index	Average Posted Price	Pricing Index	Average Spot Price
Division		($/Barrel)		($/MMBTU)

East Coast	ARG-Group 1 (OH/PA/NY)	48.810	Appalachia-Dominion South Point	2.080
	ConocoPhillips 66 West Texas Intermediate	46.428	Canadian Gas-Dawn, Ontario	3.097
			Citygates-Transco Zone 5 Delivered	2.902
			Citygates-Transco Zone 6 Non-NY	2.484
			Citygates-Transco Zone 6 NY	2.437
			Henry Hub Gas Daily	3.001
			Mississippi-Alabama-Transco Zone 4	2.948
			Tennessee Zone 4-300 Leg	2.033
			Tennessee Zone 4-313 Pool	2.154
			Transco Leidy Line Receipts	2.061

West Coast	CA Buena Vista Oil Average Calculation	50.217	Henry Hub Gas Daily	3.001
	CA Midway Sunset Oil Average Calculation	45.192
	ConocoPhillips 66 West Texas Intermediate	46.428

Operating costs used by Seneca are based on historical operating expense records. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Operating costs have been divided into per-well costs and per-unit-of-production costs. Headquarters general and administrative overhead expenses of Seneca are included to the extent that they are covered under joint operating agreements for the operated properties. Capital costs used by Seneca are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for workovers, new development wells, and production equipment. Abandonment costs used are Seneca's estimates of the costs to abandon the wells and production facilities, net of any salvage value. Operating, capital, and abandonment costs are not escalated for inflation.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of Seneca and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans as provided to us by Seneca, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Seneca with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of Seneca's overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Seneca, are on file in our office. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

QUALIFICATIONS

NSAI performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. F-2699. We provide a complete range of geological, geophysical, petrophysical, and engineering services, and we have the technical expertise and ability to perform these services in any oil and gas producing area in the world. The staff are familiar with the recognized industry reserves and resources definitions, specifically those promulgated by the SEC, by the Alberta Securities Commission, and by the Society of Petroleum Engineers, Society of Petroleum Evaluation Engineers, World Petroleum Council, and American Association of Petroleum Geologists. The technical persons primarily responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards.

This evaluation has been led by Mr. Richard B. Talley, Jr. and Mr. Edward C. Roy III. Mr. Talley is a Senior Vice President and Mr. Roy is a Vice President in the firm's Houston office at 1301 McKinney Street, Suite 3200, Houston, Texas 77010. Mr. Talley is a Licensed Professional Engineer (Texas Registration No. 102425). He has been practicing petroleum engineering consulting at NSAI since 2004 and has over 5 years prior industry experience. Mr. Roy is a Licensed Professional Geoscientist (Texas Registration No. 2364). He has been practicing petroleum geoscience consulting at NSAI since 2008 and has over 11 years prior industry experience.

Sincerely,
NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

/s/ C.H. (Scott) Rees III
By:
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

	/s/ Richard B. Talley, Jr.	/s/ Edward C. Roy III
By:		By:
	Richard B. Talley, Jr., P.E. 102425	Edward C. Roy III, P.G. 2364
	Senior Vice President	Vice President

Date Signed: October 20, 2017		Date Signed: October 20, 2017

RBT:LNH

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